EXHIBIT 99.1

PATAGONIA GOLD PRODUCTION AND EXPLORATION UPDATE

July 27, 2021 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) is pleased to provide a production and exploration update on key projects located in Argentina.

Highlights

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Production of 2,519 gold equivalent ounces (“ozs AuEq”) for Q2 2021 and 4,690 ozs AuEq for H1 20211., obtained from leaching activities at the Company’s Lomada de Leiva and Cap Oeste operations in the province of Santa Cruz, Argentina.

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The 6,000-meter, rotary air blast (“RAB”) drill program at the Company’s Monte Leon gold/silver project was completed on July 19, 2021. The objective of this drill program is to define new oxide material to place on the existing leach pad at Cap Oeste, Santa Cruz. Assay results are pending.

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The pre-feasibility study at Calcatreu is underway and is expected to be completed in Q3 2021. Calcatreu is the Company’s flagship asset with 669,000 Au and 6,280,000 Ag contained ounces of measured mineral resources and indicated mineral resources and 348,000 Au and 3,400,000 Ag ounces of inferred mineral resources[2]. The Calcatreu project is 100% owned by Patagonia and was acquired in 2018 from Pan American Silver Corp. for total consideration of US$15 million. There are no further purchase provisions other than net smelter returns royalties due to Franco Nevada Corporation (2.5%) and Maverix Metals Inc. (1.25%). For additional information refer to the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate, Calcatreu Gold-Silver Project, Rio Negro Province, Argentina,” dated effective December 31, 2018 (the “Calcatreu Report”), which is available under the Company’s profile on SEDAR.

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Drilling at the Tornado-Huracan property, also located in Santa Cruz, will change to diamond drilling, and is expected to recommence in September 2021. The Company started with reverse circulation (“RC”) drilling in June 2021, which was suspended due to adverse winter weather conditions compounded by COVID-19 restrictions and poor rock conditions encountered.

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Assessment of the development viability of the Cap Oeste underground project, with treatment of the material at the Martha plant, will commence after an evaluation of results from the drill program at the Monte Leon gold/silver project. This drill program identified new sulfide mineralization that may augment the existing, high-grade component of Cap Oeste’s measured mineral resources and indicated mineral resources of 478,000 tonnes grading 19.4 Au grams per tonne [2]. For additional information refer to the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Cap Oeste Gold-Silver Project, Santa Cruz Province, Argentina,” dated effective December 31, 2018 (together with the Calcatreu Report, the “Technical Reports”), which is available under the Company’s profile on SEDAR.

1.	Q2 2021 - 1,725 ozs Au and 54,010 ozs Ag and H1 2021 – 3,315 ozs Au and 93,609 ozs Ag. The ratio for Q2 2021 was 67.92:1 and 68.00:1 for H1 2021.
2.	Per the Technical Reports prepared by Cube Consulting Pty Ltd.

Christopher van Tienhoven, Chief Executive Officer of the Company, states: “Despite the challenges posed by COVID-19, we are pleased with our team’s safe production and exploration efforts thus far in 2021.  We look forward to providing regular updates on these two fronts as well as the Calcatreu prefeasibility study”.

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM and a qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold
Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina.  The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:
Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to: obtaining assay results from the Company’s Monte Leon gold/silver project, timing for completing the pre-feasibility study at Calcatreu, diamond drilling recommencing at the Company’s Tornado-Huracan property in September 2021, plans to assess the viability of the development of the Cap Oeste underground project and treatment of the material at the Martha plant, the expected increase in production and increase in potential mineral resources for future development, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.